March 13, 2000


Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Gentlemen:

We have read Item 3 of Part 2 of the Form 10/A of Peoplesway (formerly Prospector Energy, Inc.) and are in agreement with the statements contained therein in so far as they related to our firm. We have no basis to agree or disagree with other statements of the registrant contained therein.

Very truly yours,

/s/
Jones, Jensen & Company